[redacted]

11018033

SEC MAIL PROCESSING
RECEIVED
AUG 2 9 2011
211 SECTION

UNITI
SECURITIES AND EX
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 67439

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2010 AND ENDING 06/30/2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boogie Investment Group, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 W New Haven Ave. Suite 200
(No. and Street)

Melbourne	FL	32901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O Brown 404-303-8840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ohab &Company PA
(Name – *if individual, state last, first, middle name*)

100 E Sybelia Ave Suite 130	Maitland	Florida	32751
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 9/12

AB 9/12

OATH OR AFFIRMATION

I, Michael O Brown, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boogie Investment Group, Inc, as of 06/30/2011 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

BENGIE MAR S DIAMOS
NOTARY PUBLIC
MY COMMISSION EXPIRES FEBRUARY 15, 2014
FORSYTH COUNTY, GEORGIA

Notary Public

Signature

CFO/FINOP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOOGIE INVESTMENT GROUP, INC.

FINANCIAL STATEMENTS

JUNE 30, 2011

BOOGIE INVESTMENT GROUP, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2011

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Boogie Investment Group, Inc.
Melbourne, Florida

We have audited the accompanying statements of financial condition of Boogie Investment Group, Inc. as of June 30, 2011 and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boogie Investment Group, Inc. as of June 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedule presented on pages 8 and10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ohab and Company, PA

Maitland, Florida
August 25, 2011

BOOGIE INVESTMENT GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2011

ASSETS

Assets:		
Cash and cash equivalents	$	16,234
Commissions receivable		44,555
Furniture and equipment, net of accumulated depreciation of $2,462		1,365
Other assets		4,070
	$	66,224

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable and accrued liabilities	$	8,787
Commissions payable		42,389
		51,176
Stockholders' equity:		
Common stock, $1.00 par value; 100 shares authorized, issued and outstanding		100
Additional paid-in capital		21,937
Retained earnings (deficit)		(6,989)
		15,048
	$	66,224

The accompanying notes are an integral part of these financial statements.

BOOGIE INVESTMENT GROUP, INC.

STATEMENT OF OPERATIONS
For the Year Ended June 30, 2011

Revenues:		
Commissions and fees	$	351,842
Other income		69,756
Total revenues		421,598
Expenses:		
Insurance		22,770
Commission expense		309,937
Compensation and employee benefit		24,733
Occupancy		17,452
Professional fees		20,721
Licenses and registration		16,451
Telephone and communications		2,278
Other operating expenses		5,623
Total expenses		419,965
Net income (loss) before provision for income taxes	$	1,633
(Provision) benefit for income taxes		-
Net income (loss)	$	1,633

The accompanying notes are an integral part of these financial statements.

BOOGIE INVESTMENT GROUP, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended June 30, 2011

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balances, June 30, 2010	100	$ 100	$ 7,373	$ (8,622)	$ (1,149)
Stockholder contributions			14,564	-	14,564
Net income (loss)			-	1,633	1,633
Balances, June 30, 2011	100	$ 100	$ 21,937	$ (6,989)	$ 15,048

The accompanying notes are an integral part of these financial statements

BOOGIE INVESTMENT GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended June 30, 2011

Cash flows from operating activities:		
Net income (loss)	$	1,633
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation		743
(Increase) decrease in:		
Commissions receivable		(9,840)
Other assets		(3,522)
Increase (decrease) in:		
Accounts payable and accrued expenses		(3,984)
Commissions payable		14,335
Deferred tax liability		(187)
Net cash used in operating activities		(822)
Cash flows from financing activities		
Stockholder contributions		14,564
Net cash used in financing activities		14,564
Net increase in cash and cash equivalents		13,742
Cash and cash equivalents at beginning of period		2,492
Cash and cash equivalents at end of period	$	16,234

The accompanying notes are an integral part of these financial statements.

BOOGIE INVESTMENT GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
June 30, 2011

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Boogie Investment Group, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in December 2005.

The Company conducts several types of businesses: mutual fund retailer, broker-dealer selling variable life insurance or annuities, oil and gas interests, tax shelters or limited partnerships in primary distributions and private placement securities.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At June 30, 2011, the Company had no uninsured cash balances.

Revenue and Cost Recognition

Securities transactions, and related revenue and expenses, are recorded in accordance with each private placement memorandum, selling agreement or prospectus of particular investment vehicles. Revenue is recorded upon remittance of client funds to investment sponsor and expenses are recorded as incurred.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment is valued at cost. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets, generally five to seven years for office equipment and furnishings. Expenditures for maintenance, repairs and minor renewals are expenses as incurred. Major renewals and betterments with useful lives of greater than one year and $1,000 are capitalized.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic 740 "Income Taxes," which requires accounting for deferred income taxes under the asset and liability method. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder's equity as of July 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files it income tax returns using the cash method of accounting.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At June 30, 2011, the Company had excess net capital in the amount of $4,613.

Note 3 – Related Party

The Company is related through common ownership to Deighan Financial Advisors, Inc. ("DFA"), and Daniel Patrick Deighan, LLC ("DPD"). All transactions handled by the Company are initiated through DFA, for which the Company pays 70% of commissions it receives to Daniel P. Deighan, a licensed person, through a written registered representative agreement.

The Company reimburses DFA for the allocation of certain costs. These costs are associated with bookkeeping and marketing workshop expenses. These costs totaled $9,153 for the year ended June 30, 2011.

The Company leases the office space from DPD, LLC which owns the land and building occupied by the Company. On January 1, 2008, the Company entered into a lease agreement for one year, with additional annual renewal options for two additional one year periods. The lease was renewed for one year on January 1, 2010. On January 1, 2011 the Company entered into a new lease with Daniel P. Deighan, LLC. The lease agreement is for one year with additional renewal options for two additional one year periods. Rent expense for the year ended June 30, 2011 was $17,452.

Note 4 – Income Taxes

At June 30, 2010, the Company had unused federal net operating loss available for carryover in the amount of approximately $1,600, which resulted in a deferred tax asset of approximately $600. The Company has determined if more likely than not that these timing differences will not materialize and has provided a valuation allowance against all of its net deferred tax asset. The net operating loss carryovers, if not used, will expire in 2029.

Note 5 –Contingencies and Commitments

For the year ended June 30, 2011, the Company derived all of its commissions from the activities of related parties, Daniel P. Deighan, a licensed person, and Deighan Financial Advisors, Inc. (see Note 3).

The Company has been named as a defendant in a lawsuit brought by one of its former customers, Michael Howard, as Trustee for the Michael F. Howard Revocable Trust DTD 03/05/91. The case is currently pending in state court in Brevard County, Florida (the Circuit Court of the Eighteenth Judicial Circuit in and For Brevard County, Florida), Case No. 05-2009-CA-70143. The initial action, which was filed by Howard in late 2009, arises out of a dispute stemming from alleged losses sustained by Howard in relation to his investment in a private offering of preferred stock issued by Shale Royalties 17, Inc. ("Shale 17"). The Complaint contains claims for rescission, fraudulent misrepresentation, negligence and breach of fiduciary duties. Daniel Deighan and Deighan Financial Advisors, Inc. are also named as defendants. The Company (along with the other defendants) filed a motion to dismiss the complaint and compel arbitration. That was recently denied by the court, so now the parties are poised to commence substantive discovery. We express no opinion as to the outcome of this case.

The Company has been named as a defendant in a lawsuit brought by one of its former customers, Michael Howard. The case is currently pending in state court in Brevard County, Florida (the Circuit Court of the Eighteenth Judicial Circuit in and For Brevard County, Florida), Case No. 05-2011-CA-33154. This is a "companion case" to the action described above. It is Mr. Howard suing in his individual capacity, essentially for all the investments he made with the exception of Shale 17. The Company (along with the other defendants) filed a motion to dismiss the complaint and compel arbitration. It has yet to be heard by the court. We express no opinion as to the outcome of this case.

The Company has been named as a respondent in an adversary proceeding brought by Claimant Joan Schultz. The case is currently pending in FINRA arbitration proceeding No. 10-03083. Claimant brought claims for rescission, fraudulent misrepresentation, negligent misrepresentation, breach of fiduciary duty, and negligence. Claimant is attempting to recover damages based upon an alleged loss of principal of the investments she made with the Company as well as punitive damages and attorneys fees. The matter is currently set for arbitration on September 20-23, 2011. There is a motion pending, however, to continue the hearing to a later date. We express no opinion as to the outcome of this case.

The Company has been named as a respondent in an adversary proceeding brought by Claimant Donna Ellis. The case is currently pending in FINRA arbitration proceeding No. 10-03717. Claimant brought claims for rescission, fraudulent misrepresentation, negligent misrepresentation, breach of fiduciary duty, and negligence. Claimant is attempting to recover damages based upon an alleged loss of principal of the investments she made with the Company as well as punitive damages and attorneys fees. The matter is currently set for arbitration on October 18-21, 2011. We express no opinion as to the outcome of this case.

Note 5 –Contingencies and Commitments (Continued)

The Company has been named as a respondent in an adversary proceeding brought by Claimants Donna and Steven Keppen. The case is currently pending in FINRA arbitration proceeding No. 11-00208. Claimants brought claims for rescission, fraudulent misrepresentation, negligent misrepresentation, breach of fiduciary duty, and negligence. Claimants are attempting to recover damages based upon an alleged loss of principal of the investments they made with the Company as well as punitive damages and attorneys fees. The matter is currently set for arbitration on February 7-10, 2012. We express no opinion as to the outcome of this case.

The Company has been named as a defendant in a class-action adversary proceeding brought by a Trustee of Provident Royalties, LLC against numerous broker-dealers. The case against the broker-dealers is currently pending in the U.S. District Court for the Northern District of Texas No. 3-10-cv-01884-F. The Trustee brought claims for breach of fiduciary duty, breach of contract, negligence and gross negligence, unjust enrichment, negligent misrepresentation, violations of the 1933 Securities Act, violations of the Texas Securities Act, attorney's fees and exemplary damages. The Trustee is attempting to recover: (1) the commissions earned by all named-broker-dealers, including the Company, in the sale of Provident securities, as well as (2) damages on behalf of the investors in Provident who assigned their claims to the Trustee. We brought a motion to dismiss and compel arbitration on behalf of the Company. On August 4, 2011 the court issued its ruling – granting our motion to compel arbitration as to the claims brought by the Trustee on behalf of the investors who assigned their claims to him, but denying the motion to compel arbitration as to the claims brought by the Trustee to recover commissions. Accordingly, the investors' claims will now have to be brought in an arbitration forum, while the Trustee's fraudulent transfer claims seeking recovery of commissions will continue to be litigated. The court ordered the Trustee to file an Amended Complaint by September 14, 2011. We are awaiting the Amended Complaint. We express no opinion as to the outcome of this case.

Counsel for the Company represents that all of the above named actions are covered by the Company's insurance, with a deductible of $50,000 per claim. However, a related party by common ownership is also named in all of the above actions, and counsel and the related party have indicated that the related party will assume sole responsibility for paying any potential amounts arising from either attorney fees or settlements. Therefore, the Company has not recorded a loss contingency for these claims in the financial statements.

Note 6 – Concentrations

1. Revenues.

Approximately 65.8% of the commission revenues earned by the Company in the year ended June 30, 2011 were from three investment sponsors. The corresponding outstanding accounts receivable from these three investment sponsors were approximately 24.5% of total accounts receivable at June 30, 2011.

Note 7 – Subsequent Events

In accordance with the Subsequent Events Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from July 1, 2011 through August 25, 2011, the date the financial statements were available to be issued. No material events or transactions have occurred during this period which would render these financial statements to be misleading.

BOOGIE INVESTMENT GROUP, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2011

Computation of basic net capital requirements:		
Total stockholder's equity qualified for net capital	$	15,048
Deductions:		
Non-allowable assets		
Advances		3,392
CRD - daily account		678
Property and equipment, net		1,365
Total non-allowable assets		5,435
Net capital before haircuts and securities positions		9,613
Haircuts:		
Securities positions		-
		-
Net capital		9,613
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($51,176)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)	$	5,000
Excess net capital	$	4,613
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2011)		
Net capital, as reported in Company's Part IIA Focus Report	$	16,130
Adjustments:		
Cash		(6,012)
Commission receivable		2,400
Depreciation expense		743
Liability accruals		(2,905)
Non-allowable asset classification, depreciation expense		(743)
Net capital, per June 30, 2011 audited report		9,613

BOOGIE INVESTMENT GROUP, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF JUNE 30, 2011

Total aggregate indebtedness:	
Accounts payable and accrued expenses	$ 8,787
Commissions payable	42,389
Aggregate indebtedness	$ 51,176
Ratio of aggregate indebtedness to net capital	5.32 to 1

BOOGIE INVESTMENT GROUP, INC.

**INFORMATION RELATING TO EXEMPTIVE PROVISION
REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF JUNE 30, 2011**

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (2) (i) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING EXEMPTION
FROM SEC RULE 15c3-3**

Board of Directors
Boogie Investment Group, Inc.
Melbourne, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Boogie Investment Group, Inc. (the "Company") as of and for the year ended June 30, 2011 in accordance with auditing standards generally accepted in the United States of America, We considered the Company's internal control over financial reporting ("including control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more the inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, were adequate at June 30, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
August 25, 2011